EXHIBIT 4.4

AGREEMENT PURSUANT TO ITEM 601(B)(4)(III)
OF
REGULATION S-K

Citizens First Corporation (the “Registrant”) hereby undertakes and agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument relating to, or defining the rights of the holders of, any long-term debt of the Registrant and/or its subsidiaries, a copy of which has not been filed in reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K. This Agreement and undertaking is intended to be effective with respect to Registrant's Long-Term Debt instruments whether securities have been issued thereunder or are yet to be issued thereunder.

Date: March 30, 2007

By: /s/ Mary D. Cohron

Mary D. Cohron
President and Chief Executive Officer